AIS

02060003

November 14, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SEC MAIL RECEIVED PROCESSING
NOV 22 2002
WASH. D.C. 161 SECTION

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

SUPPL

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 437/2002**

  Subject: Submission of Reviewed Financial Statement for the Third Quarter of the Year 2002
  Date: November 14, 2002

- **Stock Exchange of Thailand Filing, AIS 436/2002**

  Subject: Notification of the Resolution of the Board of Directors' Meeting No. 8/2002
  Date: November 14, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

dlw 11/26

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date November 14, 2002

AIS 437/2002

November 14, 2002

Subject : Submission of Reviewed Financial Statements for the Third Quarter of the Year 2002

To : The President
The Stock Exchange of Thailand

Enclosure : One set of Reviewed Financial Statement for Quarter 3/2002

The Board of Directors' Meeting of Advanced Info Service Public Company Limited (the Company) No. 8/2002, held on November 14, 2002, at 2.00 p.m. approved the Balance Sheets, Profit and Loss Statements, and Cash Flow Statements for the third quarter ended September 30, 2002. The Company would like to submit the reviewed financial statements for the third quarter of 2002 with an explanation of the operating results.

The Company reported a net profit for the third quarter of 2002 of Baht 2,929 million, an increase of Baht 1,825 million or 165% from the third quarter of 2001 due mainly to the following:

1. The Company and subsidiaries' revenue from services and equipment rentals in the quarter 3/2002 was Baht 15,024 million, increased from the quarter 3/2001 by Baht 4,429 million or 41.8%. The increase was mainly due to the significantly larger subscriber base, especially prepaid service, which grew from 1,438,300 subscribers in quarter 3/2001 to 7,040,200 subscribers in quarter 3/2002.
2. The Company and subsidiaries has sold investment in Advanced Paging Co., Ltd. in the amount of Baht 256 million, and gained on sale of investment in the amount of Baht 25 million (Equity Method).
3. The Company and subsidiaries' cost of services and equipment rentals in the quarter 3/2002 was Baht 7,498 million, increased from the quarter 3/2001 by Baht 1,532 million or 25.7%. This increase was primarily due to the acceleration of amortization of the NMT network, in the amount of Baht 161 million. Moreover, revenue sharing paid to the TOT also increased, in line with the service revenue growth.
4. The Company and subsidiaries' selling and administrative expense in the quarter 3/2002 was Baht 3,968 million (excluding impact from foreign exchange), increased from the quarter 3/2001 by Baht 1,441 million or 57%. This was mainly due to an increase in marketing expense from campaign to migrate users of the analog system to switch to the better-quality digital system, as well as due to the higher doubtful account provisions resulted when the Company began to waive customer deposits.
5. The Company's interest expense in the quarter 3/2002 was Baht 796 million, increased from the quarter 3/2001 by Baht 384 million or 93%. This increase was due to additional issuance of debentures, proceeds of which would be used to expand the mobile phone network.

Summary Translation Letter
To the Stock Exchange of Thailand
Date November 14, 2002

AIS 436/ 2002

November 14, 2002

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 8/2002

To: The President
The Stock Exchange of Thailand

The Board of Directors of Advanced Info Service Public Company Limited (the "Company"), at the meeting No. 8/2002 held on November 14, 2002 at 2.00 p.m. at the Board Room, 20th Floor, 414 Phaholyothin road, Samsennai, Phayathai, Bangkok 10400, resolved the matters as follows:

1. Certified the Minutes of the Board of Directors' Meeting No. 7/2002 held on September 5, 2002.

2. Approved the appointment of Mr. Boonchoo Direksathapon as a director and Member of the Audit Committee, to replace Mrs. Charintorn Vongspootorn who has resigned.

3. Approved the amendment of authorized signatories as follows:

   "Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai, Mrs. Siripen Sitasuwan- Any two of the three aforementioned directors may act on behalf of the Company by jointly signing and affixing the Company's seal"

4. Approved the Balance Sheet, Profit and Loss Statements and Cash Flow Statements for the third quarter ended September 30, 2002.

5. Approved the Corporate Governance Policy of the Company

   The Board of Directors is determined for the company to be an organization with good corporate governance, in order to maximize the wealth and returns to the shareholders and stakeholders of the company in the long term. Therefore, the Board of Directors has established the Corporate Governance Policy, comprising of 5 sections summarized as follows.

   Section I – the Board of Directors

   This corporate governance policy refers to the vision of the organization and the structure and composition of the Board of Directors. The Board of Directors shall consist of the experts in various areas totalling not less than 5 persons with at least one director having direct experience in related industry and at least one director having experience in accounting and finance. Sub-committees, such as Audit Committee, Nominating Committee, and Remuneration Committee, shall be separately set up to share the workload and perform duty for the balance of power mechanism. With regards to the independence of directors, the Board of Directors shall consist of independent directors at least one-third of the total number of directors or at least 3 persons. The Chairman of the Board of Directors and the Chairman of Executive Committee must be knowledgeable, competent, and qualified individuals, and they shall not be the same person to create a balance of power by separating supervision duties and management duties. In addition, the policy also define the qualifications and responsibilities of each committee, as well as the scheduling of meetings and evaluation of the Board of Directors.

Section II – Rights and Equality of Shareholders and Treatment of Stakeholders

The company has a policy to conduct shareholders meeting according to the law and the guidelines set by the Stock Exchange of Thailand. The Company encourage equal treatments for all shareholders in accessing information and giving opinions as well as honoring the rights of the various stakeholders.

Section III - Information Disclosure and Transparency

The Board has a duty to disclose material information that is complete, adequate, reliable, and timely, so that the Company's shareholders and stakeholders are equally well aware of the information. In addition, the Company has provided an Investor Relations unit to represent the Company in communication with shareholders and investors.

Section IV – Control and Risk Management

The Company has a policy to manage internal and external risk factors which might affect the Company and contain them at appropriate and acceptable level. Therefore, the Company has set up Risk Management Committee with the Managing Director as the Chairman of the committee. Internal Audit department has been set up and directly reports to the Audit Committee. The duties of Internal Audit department are to give recommendations, to examine and evaluate the adequacy of internal control system, and risk management system of the Company.

Section V - Philosophy and Code of Conduct

In accordance with the philosophy of business ethics, the Company has a policy regarding code of conduct towards stakeholders, to be complied by the Board of Directors, the management, and employees at all levels.

6. Approved the appointment of Nomination Committee and Remuneration Committee

   The Nomination Committee shall comprise at least 3 directors. The Nomination Committee will be as follows:

1. Mr. Paiboon Limpaphayom (Ph.D)	Chairman of the Nomination Committee
2. Mr. Boonklee Plangsiri	Member of Nomination Committee
3. Mr. Arun Churdboonchart	Member of Nomination Committee

Authority and duties of Nomination Committee:

1. Define the principles and policy of nomination for the Board of Directors and sub-committees of the Company.
2. Nominate qualified candidates for the positions of directors of the Board, and propose to the Board and/or the shareholders.
3. Nominate qualified candidates for the position of Chairman of the Executive Committee in case of a vacancy in the position, and define the principles and policy of election of the top executives.

The Remuneration Committee shall comprise at least 3 directors. The Remuneration Committee will be as follows:

1. Mr. Paiboon Limpaphayom (Ph.D)	Chairman of the Remuneration Committee
2. Mr. Boonklee Plangsiri	Member of Remuneration Committee
3. Mr. Arun Churdboonchart	Member of Remuneration Committee

Authority and duties of Remuneration Committee:

1. Determine necessary and appropriate remuneration, both in terms of cash and non-cash, in order to attract and retain directors of the Board, sub-committee members, as well as top executives in each year.

2. Prepare the principles and policy of remuneration for the Board and top executives and propose for approval of Board and/or the shareholders.
3. The Remuneration Committee shall have the accountability to the Board of Directors and have the duty to give explanation, answer questions concerning the remuneration of the directors and top management at the shareholders' meetings.

7. Approved the Treasury Stock Program in the amount of Baht 3,500 million, details of which are available in the attached Share Repurchase Disclosure Form.

Form TS-1.2

Share Repurchase Disclosure Form
In the case where repurchasing the Company's own shares is for financial management purposes.
(Under Section 66/1 (2) of the Public Company Limited Act)
Advanced Info Service Public Company Limited
Date November 14, 2002

We, Advanced Info Service Public Company Limited, hereby notify the resolution of the board of directors, no. 8/2002, held on November 14, 2002, regarding the approval on the proposed share repurchase for financial management purposes, with the details as follows:

1. The share repurchase program

1.1 The maximum amount for the share repurchase will not exceed 3,500 million baht.

1.2 Number of shares repurchased will not exceed 90,000,000 shares (at par value 1 baht per share) or equal to 3.07% of the total of paid-up capital.

1.3 Procedure used for the repurchasing of shares

.X.. on the Stock Exchange of Thailand

..... offer to general shareholders at the price of........ baht per share (the price being the same)

The repurchase period will be started from December 2, 2002 to June 1, 2003

Remarks : The Company has to disclose the proposed share repurchase not later than 14 days prior to the date on which the shares will be repurchased

1. The implementation period shall not exceed 6 months when a share repurchase scheme is by way of purchasing from the SET.
2. The repurchase period shall not be less than 10 days and shall not exceed 20 days in the case where the offering is from the general shareholders.

1.4 The principle used to determine the repurchase price:

The Company determines the repurchase price by using the Discounted Cash Flow Analysis as well as taking into account the average market price during the last 30 days prior to the date on which the Company discloses the information of shares repurchase. The average price during October 2, 2002 to November 13, 2002 was 33.525 Baht/share.

2. The information of the Company

2.1 The Company and its subsidiaries' retained earnings and excess liquidity is based on the Reviewed Financial Statement as of September 30, 2002

- Retained earning is 24,334 million baht
- The debts, which shall become due within the 6 months following from the date on which the shares will be repurchased, is equal to 8,000 million baht.
- Explain the basis for the ability to repay the abovementioned debts and specify the source of funds for the repayment

Operating cash flow generated by the Company and its subsidiaries increases from 10,667 million baht in the first 9 months of 2001 to 16,736 million baht for the same period in 2002. As of Q3 2002, cash on hand amounts to 8,550 million baht.

The Company and its subsidiaries have 8,000 million baht of outstanding debts and interest , which shall become due within the 6 months following from the date on which the shares will be purchased. However, with the cash on hand at the end of Q3 2002 along with future operating cash flow, the Company is financially sufficient to make its near-term total debt repayment. Therefore, the stock repurchase program will have no financial impact to the Company and its subsidiaries.

2.2 The number of minor shareholders (Free float) as in the share registration book finalized on September 20, 2002 equal to 1,058,065,041 shares or 36.05% of the Company's paid up capital. In addition, the Company encloses herewith the report of the Company's share distribution.

3. Reasons for the proposed share repurchase

The objective of the repurchase program is to manage the Company's liquidity and increase ROE (return on equity) and EPS (earnings per share). The management is confident in the Company's potential and growth in the future. And, the Company believes that the current market price of its stock is below the fundamental value of the Company.

4. Likely impacts after the share repurchase.

4.1 Impact on the shareholders

As a consequence of share repurchase, the shareholders should be able to receive a higher dividend payment, since the number of shares outstanding would be reduced by the number of shares repurchased as such shares repurchased do not qualify for dividend payment. Therefore, this will increase the ROE and EPS.

4.2 Impact on the Company

The Company believe that share repurchase will have impact on Cash and Book Value of the Company, where if the Company repurchases shares for 3,500 million baht, the liquid assets and book value will be reduced by the same amount

5. The description of the resale of shares and of the shares written off:

- Procedure for shares resold
  ..X. on the Stock Exchange of Thailand
  ..X. by Public Offering

The Company may resell the shares on the Stock Exchange of Thailand or by Public Offering, depending on the prevailing situation at that time of shares resold.

- Period for the resale of share is from December 2, 2003 to June 1, 2006, with a total project life of not longer than 3 years and 6 months.

(After 6 months from the completion date of share repurchase and not later than 3 years from that time)

- Principle used to determine the resale price

The Company has a policy to follow the regulations as per the Ministerial Regulations Re: Rules and Procedures for Share Repurchase, Disposition of Repurchased Shares and Shares Written Off in a Public Limited Company B.E. 2544, as follows:

The Company will dispose the repurchased shares under this scheme by offering them on the main board of Stock Exchange of Thailand or through public offering under the applicable regulation. The disposal period may start 6 months after the completion date of the share repurchase scheme. The

Company will dispose the repurchased shares prior to issuance of new shares. The price for disposal of shares will be based on the return on investment and the need of cash for future investments
In the event, the Company does not or is unable to dispose the repurchased shares within 3 years and 6 months from the date of completion of the share repurchase, the Company will reduce its capital by writing off of the remaining unsold repurchased shares.

6. **Shares repurchased in the past**
None

The Company certifies that the information contained in this report and attached documents are true and complete in all respects.

ADVANCED INFO SERVICE PUBLIC
COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY
FINANCIAL STATEMENTS (UNAUDITED)

30 SEPTEMBER 2002 AND 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwcglobal.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 September 2002 and the related consolidated and company statements of income for the three-month and nine-month periods ended 30 September 2002 and 2001, and the related statements of changes in shareholders' equity, retained earnings and cash flows for the nine-month periods ended 30 September 2002 and 2001 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2001 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 1 February 2002. The consolidated and company balance sheets as at 31 December 2001, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
8 November 2002

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Advanced Info Service Public Company Limited
Balance Sheets
As at 30 September 2002 and 31 December 2001

	Notes	Consolidated		Company	
		Unaudited 30 September 2002 Baht'000	Audited 31 December 2001 Baht'000	Unaudited 30 September 2002 Baht'000	Audited 31 December 2001 Baht'000
ASSETS					
Current Assets					
Cash and cash equivalents		8,550,236	15,284,026	2,835,706	9,604,146
Current investments		63,411	88,096	-	-
Trade accounts receivable, net	7	6,758,560	7,674,224	7,061,953	6,649,991
Amounts due from and loan to related parties	16	2,586	1,027	65,477	31,483
Inventories, net		3,040,930	2,238,469	-	-
Sparepart inventories for mobile phone network maintenance		689,431	358,586	555,478	251,617
Current portion of forward and swap contracts receivable, net		-	-	-	17,940
Advances to suppliers		5,705,712	3,168,730	5,703,592	3,168,730
Other current assets		2,615,673	2,254,533	1,888,940	1,522,002
Total Current Assets		27,426,539	31,067,691	18,111,146	21,245,909
Non-Current Assets					
Investments in subsidiaries, net	8	-	-	26,245,145	25,957,724
Property and equipment, net	9	7,344,533	4,792,106	6,993,093	4,369,722
Other assets					
Property and equipment under concession agreements, net	9	71,864,976	57,775,147	60,796,507	48,710,389
Goodwill, net	9	12,796,385	13,943,788	-	-
Concession right, net	9	4,984,102	5,325,220	-	-
Other assets, net	9	745,333	634,436	581,349	458,293
Total Non-Current Assets		97,735,329	82,470,697	94,616,094	79,496,128
Total Assets		125,161,868	113,538,388	112,727,240	100,742,037

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 30 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Balance Sheets
As at 30 September 2002 and 31 December 2001

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 September	31 December	30 September	31 December
		2002	2001	2002	2001
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loans from financial institutions	10	4,470,450	5,456,758	4,440,450	5,446,758
Trade accounts payable		7,713,499	10,701,380	5,977,404	6,557,659
Amounts due to and loan from related parties	16	462,228	334,271	1,548,279	1,980,030
Current portion of long-term borrowings	10	1,442,242	919,763	72,155	1,475
Current portion of long-term debentures	10	6,971,867	6,346,124	6,971,867	6,346,124
Current portion of forward and swap contracts payable, net		13,765	5,167	13,765	-
Current portion of accrued concession fee		10,709,686	2,990,140	9,340,930	2,535,804
Deposits from customers	12	165,132	-	150,991	-
Other current liabilities		6,109,303	6,123,684	4,300,350	4,663,600
Total Current Liabilities		38,058,172	32,877,287	32,816,191	27,531,450
Non-Current Liabilities					
Long-term borrowings, net	10	4,550,563	4,515,981	226,232	7,875
Long-term debentures, net	10	32,411,616	29,402,140	32,411,616	29,402,140
Accrued concession fee		2,617,649	3,073,473	-	-
Deposits from customers	12	17,366	2,648,008	-	3,039,885
Total Non-Current Liabilities		39,597,194	39,639,602	32,637,848	32,449,900
Total Liabilities		77,655,366	72,516,889	65,454,039	59,981,350
Shareholders' Equity					
Share capital					
Authorised share capital		5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid-up share capital	13	2,935,000	2,935,000	2,935,000	2,935,000
Premium on share capital	13	20,004,000	20,004,000	20,004,000	20,004,000
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		23,834,201	17,321,687	23,834,201	17,321,687
Total Parent's Shareholders' Equity		47,273,201	40,760,687	47,273,201	40,760,687
Minority interests		233,301	260,812	-	-
Total Shareholders' Equity		47,506,502	41,021,499	47,273,201	40,760,687
Total Liabilities and Shareholders' Equity		125,161,868	113,538,388	112,727,240	100,742,037

The notes to the interim consolidated and company financial statements on pages 11 to 30 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Income (Unaudited)

For the three-month periods ended 30 September 2002 and 2001

	Consolidated		Company	
	Unaudited 30 September 2002 Baht'000	Unaudited 30 September 2001 Baht'000	Unaudited 30 September 2002 Baht'000	Unaudited 30 September 2001 Baht'000
Revenues				
Revenues from services and equipment rentals	15,024,098	10,595,460	13,400,436	10,066,488
Sales	4,536,874	4,544,752	-	-
Net gain on exchange rate	247,533	-	279,360	4,266
Other income	251,579	498,036	169,701	271,062
Share of net profit of investments - equity method	-	-	206,071	242,260
Total revenues	20,060,084	15,638,248	14,055,568	10,584,076
Expenses				
Cost of services and equipment rentals	7,497,791	5,965,922	6,535,700	5,486,376
Cost of sales	3,356,964	3,415,552	-	-
Selling and administrative expenses	3,967,787	2,526,253	2,888,893	1,796,471
Net loss on exchange rate	-	24,344	-	-
Impairment loss on assets	-	570,000	-	570,000
Directors' remuneration	435	615	435	600
Total expenses	14,822,977	12,502,686	9,425,028	7,853,447
Profit before interest and tax	5,237,107	3,135,562	4,630,540	2,730,629
Interest expenses	(796,097)	(412,113)	(632,827)	(341,444)
Income tax	(1,514,537)	(1,625,191)	(1,068,567)	(1,284,874)
Profit before minority interests	2,926,473	1,098,258	2,929,146	1,104,311
Share of net loss from subsidiaries to minority interests	(2,673)	(6,053)	-	-
Net profit for the period	2,929,146	1,104,311	2,929,146	1,104,311
Basic earnings per share (Baht)				
Net profit for the period	1.00	0.40	1.00	0.40

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 30 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Income (Unaudited)
For the nine-month periods ended 30 September 2002 and 2001

	Note	Consolidated		Company	
		Unaudited 30 September 2002 Baht'000	Unaudited 30 September 2001 Baht'000	Unaudited 30 September 2002 Baht'000	Unaudited 30 September 2001 Baht'000
Revenues					
Revenues from services and equipment rentals		43,856,354	29,422,766	39,162,237	28,260,190
Sales		14,487,368	13,103,527	-	-
Net gain on exchange rate		-	-	-	73,070
Other income		895,869	1,125,498	544,012	798,369
Share of net profit of investments - equity method		-	-	776,992	1,244,505
Total revenues		59,239,591	43,651,791	40,483,241	30,376,134
Expenses					
Cost of services and equipment rentals		21,468,188	15,935,338	18,324,249	15,002,219
Cost of sales		10,715,166	9,621,951	-	-
Selling and administrative expenses		10,963,221	6,197,520	7,977,540	4,534,702
Net loss on exchange rate		235,984	104,481	300,772	-
Impairment loss on goodwill / investment	9	258,625	-	258,625	-
Impairment loss on assets		-	570,000	-	570,000
Directors' remuneration		2,422	2,046	2,415	2,001
Total expenses		43,643,606	32,431,336	26,863,601	20,108,922
Profit before interest and tax		15,595,985	11,220,455	13,619,640	10,267,212
Interest expenses		(2,312,386)	(985,784)	(1,827,930)	(908,417)
Income tax		(5,647,775)	(4,563,271)	(4,128,216)	(3,668,971)
Profit before minority interests		7,635,824	5,671,400	7,663,494	5,689,824
Share of net loss from subsidiaries to minority interests		(27,670)	(18,424)	-	-
Net profit for the period		7,663,494	5,689,824	7,663,494	5,689,824
Basic earnings per share (Baht)					
Net profit for the period		2.61	2.09	2.61	2.09

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 30 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Retained Earnings (Unaudited)
For the nine-month periods ended 30 September 2002 and 2001

	Consolidated		Company	
	Unaudited 30 September 2002 Baht'000	Unaudited 30 September 2001 Baht'000	Unaudited 30 September 2002 Baht'000	Unaudited 30 September 2001 Baht'000
Retained earnings				
Appropriated retained earnings				
Legal reserve				
Beginning balance	500,000	500,000	500,000	500,000
Increase during the period	-	-	-	-
Ending balance	500,000	500,000	500,000	500,000
Unappropriated retained earnings				
Beginning balance	17,321,687	14,550,369	17,321,687	14,550,369
Returned dividend	12,334	-	12,334	-
Net profit for the period	7,663,494	5,689,824	7,663,494	5,689,824
Dividend paid	(1,163,314)	(1,080,000)	(1,163,314)	(1,080,000)
Ending balance	23,834,201	19,160,193	23,834,201	19,160,193
Retained earnings at end of the period	24,334,201	19,660,193	24,334,201	19,660,193

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 30 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the nine-month periods ended 30 September 2002 and 2001

	Consolidated (Baht'000)					
	Issued and paid up share capital	Premium on share capital	Legal reserve	Unappropriated retained earnings	Minority interest	Total
Beginning balance 2002	2,935,000	20,004,000	500,000	17,321,687	260,812	41,021,499
Net profit for the period	-	-	-	7,663,494	-	7,663,494
Dividend paid during the period	-	-	-	(1,163,314)	(1)	(1,163,315)
Returned dividend	-	-	-	12,334	-	12,334
Additional shares in a subsidiary	-	-	-	-	160	160
Decrease in minority interest during the period	-	-	-	-	(27,670)	(27,670)
Ending balance 30 September 2002	2,935,000	20,004,000	500,000	23,834,201	233,301	47,506,502
Beginning balance 2001	2,700,000	10,215,000	500,000	14,550,370	159,418	28,124,788
Increase during the period	235,000	9,789,000	-	-	-	10,024,000
Net profit for the period	-	-	-	5,689,824	-	5,689,824
Dividend paid during the period	-	-	-	(1,080,000)	-	(1,080,000)
Increase in minority interest during the period	-	-	-	-	73,726	73,726
Ending balance 30 September 2001	2,935,000	20,004,000	500,000	19,160,194	233,144	42,832,338

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 30 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited) (continued)

For the nine-month periods ended 30 September 2002 and 2001

	Company (Baht'000)				
	Issued and paid up share capital	Premium on share capital	Legal reserve	Unappropriated retained earnings	Total
Beginning balance 2002	2,935,000	20,004,000	500,000	17,321,687	40,760,687
Net profit for the period	-	-	-	7,663,494	7,663,494
Dividend paid during the period	-	-	-	(1,163,314)	(1,163,314)
Returned dividend	-	-	-	12,334	12,334
Ending balance 30 September 2002	2,935,000	20,004,000	500,000	23,834,201	47,273,201
Beginning balance 2001	2,700,000	10,215,000	500,000	14,550,370	27,965,370
Increase during the period	235,000	9,789,000	-	-	10,024,000
Net profit for the period	-	-	-	5,689,824	5,689,824
Dividend paid during the period	-	-	-	(1,080,000)	(1,080,000)
Ending balance 30 September 2001	2,935,000	20,004,000	500,000	19,160,194	42,599,194

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 30 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Cash Flows (Unaudited)
For the nine-month periods ended 30 September 2002 and 2001

		Consolidated		Company	
		Unaudited 30 September 2002	Unaudited 30 September 2001	Unaudited 30 September 2002	Unaudited 30 September 2001
	Note	Baht'000	Baht'000	Baht'000	Baht'000
Cash flows from operating activities	14	16,736,075	10,667,079	13,255,151	10,924,969
Cash flows from investing activities:					
Net changes in current investments		(155)	(2,538)	-	-
Acquisition of investment in subsidiary		-	(539,962)	(2,999,840)	(539,962)
Proceeds from disposals of property and equipment		99,197	33,265	6,586	4,062
Preceed from disposal of subsidiary, net of cash and cash equivalents disposed	15	25,665	-	235,730	-
Purchases of property and equipment		(3,468,507)	(3,388,572)	(3,327,153)	(3,320,201)
Cash invested in property and equipment under concession agreements		(22,169,991)	(14,480,390)	(18,449,736)	(14,364,210)
Loan to a subsidiary		-	-	(228,000)	-
Proceed from short term loan to subsidiary		-	-	200,000	-
Dividend received from a subsidary		-	-	2,999,999	-
Net cash payments to investing activities		(25,513,791)	(18,378,197)	(21,562,414)	(18,220,311)
Cash flows from financing activities:					
Repayments of short-term loans from financial institutions		(1,006,308)	(7,164,088)	(1,006,308)	(2,029,960)
Proceeds from short term loans from financial institutions		20,000	1,506,308	-	1,506,308
Repayments of loans from related parties		-	(12,102,622)	-	-
Proceeds from short term loans from related parties		-	-	1,000,000	1,200,000
Repayments of loans from subsidiary		-	-	(1,200,000)	-
Loan to subsidiary		-	-	-	(17,292,518)
Proceeds from long-term debentures		9,960,381	11,952,506	9,960,381	11,952,506
Repayments of long-term debentures		(6,357,450)	(2,308,000)	(6,357,450)	(2,308,000)
Increase from finance leases		1,299,969	1,158,040	359,969	-
Finance lease principal payment		(725,987)	(670)	(70,931)	(670)
Proceeds from capital increase		160	10,024,000	-	10,024,000
Payments of dividend		(1,163,315)	(1,080,000)	(1,163,314)	(1,080,000)
Returned dividend		12,334	-	12,334	-
Net cash receipts from financing activities		2,039,784	1,985,474	1,534,681	1,971,666
Net decrease in cash and cash equivalents		(6,737,932)	(5,725,644)	(6,772,582)	(5,323,676)
Cash and cash equivalents, beginning balance		15,284,026	12,352,023	9,604,146	10,006,607
Unrealised gain / (loss) on exchange rate of cash and cash equivalents		4,142	(10,899)	4,142	(10,898)
Cash and cash equivalents, ending balance		8,550,236	6,615,480	2,835,706	4,672,033

The notes to the interim consolidated and company financial statements on pages 11 to 30 are an integral part of these interim financial statements.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited
Statements of Cash Flows (Unaudited) (continued)
For the nine-month periods ended 30 September 2002 and 2001

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the nine-month periods ended 30 September 2002 and 2001 comprise:

	Consolidated		Company	
	Unaudited 30 September 2002 Baht Million	Unaudited 30 September 2001 Baht Million	Unaudited 30 September 2002 Baht Million	Unaudited 30 September 2001 Baht Million
Cash on hand and at banks	6,484	1,564	1,468	848
Current investments with maturities of less than three mon'hs	2,066	5,051	1,368	3,824
Total cash and cash equivalents	8,550	6,615	2,836	4,672

Interest expenses, income tax and non-cash investing activities

Interest and income tax paid during the nine-month periods ended 30 September 2002 and 2001 are as follows:

	Consolidated		Company	
	Unaudited 30 September 2002 Baht Million	Unaudited 30 September 2001 Baht Million	Unaudited 30 September 2002 Baht Million	Unaudited 30 September 2001 Baht Million
Interest paid	2,171	1,323	1,941	1,116
Income tax paid	7,092	5,081	5,704	4,235
Non-cash investing activities				
Outstanding debts arising from the addition to investments in property and equipment and property and equipment under concession agreements	3,606	4,268	2,920	4,173

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 30 are an integral part of these interim financial statements.

1 Accounting policies

These interim consolidated and company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity, retained earnings and cash flows) are prepared in the full format as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2001.

Costs that incur unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would be also appropriate to recognise or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2001 annual financial statements.

2 Change in accounting estimate

Previously, the Company amortised the cost of mobile phone networks of 900-MHz CELLULAR TELEPHONE SYSTEM under concession agreements on a straight-line basis over a period of 10 years not exceeding year 2005.

During the third quarter of 2001 and the second quarter of 2002, the Company's management has reviewed the economic useful life of such networks and revised the remaining useful life to be the period of 10 years not exceeding June 2003 and September 2002, respectively. These changes in useful life increased the amortisation charges for the nine-month period ended 30 September 2002 by Baht 1,101 million. The Company's management considers that this presents more fairly the economic substance and benefits expected to flow from the use of these assets under the terms of the concession agreement.

3 Segment information

Financial information by business segment for the three-month and nine-month periods ended 30 September are as follows:

	Consolidated (Baht Million)									
	For the three-month periods ended 30 September									
	Mobile phone services		Pager sales and services		Mobile phone sales		Datanet services		Group	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Revenues from services and equipment rentals	14,862	10,285	-	106	62	122	100	83	15,024	10,596
Sales	-	-	-	16	4,535	4,522	2	6	4,537	4,544
Total revenues	14,862	10,285	-	122	4,597	4,644	102	89	19,561	15,140
Operating expenses :										
Cost of sales and services and equipment rentals	(7,376)	(5,742)	-	(153)	(3,419)	(3,426)	(60)	(60)	(10,855)	(9,381)
Selling and administrative expenses	(3,670)	(2,550)	-	(83)	(272)	(425)	(25)	(38)	(3,967)	(3,096)
Operating income (loss)	3,816	1,993	-	(114)	906	793	17	(9)	4,739	2,663

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

3 Segment information (continued)

	Consolidated (Baht Million)									
	For the nine-month periods ended 30 September									
	Mobile phone services		Pager sales and services		Mobile phone sales		Datanet services		Group	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Revenues from services and equipment rentals	43,203	28,467	72	470	298	250	283	236	43,856	29,423
Sales	-	-	7	50	14,473	13,041	7	12	14,487	13,103
Total revenues	43,203	28,467	79	520	14,771	13,291	290	248	58,343	42,526
Operating expenses:										
Cost of sales and services and equipment rentals	(20,962)	(15,245)	(139)	(452)	(10,895)	(9,677)	(187)	(183)	(32,183)	(25,557)
Selling and administrative expenses	(10,171)	(4,954)	(122)	(327)	(601)	(1,422)	(69)	(66)	(10,963)	(6,769)
Operating income (loss)	12,070	8,268	(182)	(259)	3,275	2,192	34	(1)	15,197	10,200

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

4 Acquisitions

On 10 September 2001, the Company purchased ordinary shares in Shin Digital Company Limited ("SDT") from Shin Corporation Public Company Limited ("Shin") and SingTel Strategic Investments Pte Ltd. ("SingTel") of 69,993 and 30,000 shares, respectively. The 99,993 shares purchased represent 99.99% ownership in SDT, at a price of Baht 540 million (Baht 5,400 per share). The transaction occurred after SDT acquired 431 million ordinary shares in Digital Phone Company Limited ("DPC") for Baht 10,888 million from the Telekom Malaysia Group on 5 September 2001. SDT fully paid the purchase price in September 2001. On completion of these transactions SDT has 97.54% ownership in DPC. The purchase of SDT from Shin and SingTel is under the condition that the Company gives financial support to SDT in respect of loan repayments to Shin and SingTel.

DPC is mobile phone service operator of GSM 1800 MHz system.

The fair value of assets and liabilities acquired on Shin Digital Company Limited were as follows:

	Baht Million
Cash on hand and at banks	437.47
Short-term investments	223.25
Trade accounts receivable, net	485.05
Inventories, net	34.35
Other current assets	419.55
Equipment, net	287.16
Assets under concession, net	7,321.47
Intangible assets, net	13.41
Concession rights	5,477.00
Other assets	52.08
Trade accounts payable	(1,998.23)
Amounts due to and loans from related parties	(12,120.62)
Current portion of concession fees payable	(868.00)
Concession fee payable	(2,772.40)
Other current liabilities	(297.00)
Short-term borrowings	(5,124.13)
Long-term borrowings	(4,047.41)
Deposits from customers	(154.69)
Other liabilities	(874.05)
Minority interests	(92.15)
Fair value of net liabilities	(13,597.89)
Interest acquired	99.99%
Fair value of net liabilities acquired	(13,597.89)

	Consolidated 2001 Baht Million
Purchase consideration	539.96
Fair value of net liabilities acquired	13,597.89
Positive goodwill	14,137.85

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

4 Acquisitions (continued)

On the acquisition of SDT, total goodwill amounted to Baht 14,138 million recognised in respect of SDT and its subsidiary. Goodwill is determined from the excess of cost of acquisition over the fair value of the acquired assets and liabilities as at the acquisition dates. The cost of purchase of the investment was determined by Discounted Cash Flow Analysis, and the result of analysing and assessment of financial, economic, market, and other information, which was done by an external appraiser, based on its report dated 18 July 2001. The goodwill is amortised using the straight-line method over its estimated useful life of a maximum period of 12 years, which approximates until the end of concession period of GSM 1800 MHz mobile phone networks.

Included in the assets and liabilities of SDT on the date of acquisition of SDT (10 September 2001) was a 97.54% interest in DPC. On 17 December 2001, the Company purchased ordinary shares in Digital Phone Company Limited ("DPC") from Shin Digital Company Limited ("SDT") of 1,140,944,377 shares at a price of Baht 17.79 per share. The total shares purchased represent 98.17% ownership in DPC, at a price of Baht 20,300 million. The Company fully paid the purchase price in December 2001. As this transaction represented a transaction between the Company and its wholly owned subsidiary, there is no impact on the consolidated financial statements. In the Company's separate financial statements, no goodwill arose on this transaction.

On 24 December 2001, the Company purchased ordinary shares in Shin Digital Company Limited ("SDT") of 27.1 million shares at a price of Baht 270.10 million (Baht 10 per share). On completion of the transaction, the Company has 99.99% ownership in SDT. The Company fully paid the purchase price in December 2001. The transaction occurred after SDT issued its ordinary shares of 27.1 million shares at a price of Baht 270.10 million (Baht 10 per share) in December 2001.

5 Operating profit

The following items have been charged to the operating profit during the interim period :

	Consolidated		Company	
	30 September 2002 Baht Million	30 September 2001 Baht Million	30 September 2002 Baht Million	30 September 2001 Baht Million
Depreciation on property and equipment (Note 9)	1,165	703	1,053	628
Amortisation of intangible assets:				
- Property and equipment under concession agreements (Note 9)	6,298	4,763	5,414	4,403
- Positive goodwill (included in "Selling and administrative expenses")	889	276	-	-
- Deferred charges (included in "Selling and administrative expenses")	58	84	27	25
- Concession right	341	-	-	-
Doubtful accounts and bad debts (included in "selling and administrative expenses")	3,547	1,296	2,357	1,173
Staff costs	1,440	1,165	1,163	888
Number of staff (persons)	4,972	4,845	3,200	2,542

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

6 Earnings per share

Basic earnings per share are calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period [2002 : 2,935.0 million shares; 2001 (3 months) : 2,753.6 million shares ; 2001 (9 months) : 2,718.1 million shares].

The warrants outstanding are in connection with the directors, employees and advisors share option plan and did not affect the diluted earnings per share since the average share price calculated from the date the warrants were granted to the reporting period was below the exercise price of the outstanding warrants.

7 Trade accounts receivable, net

	Consolidated		Company	
	30 September 2002 Baht Million	31 December 2001 Baht Million	30 September 2002 Baht Million	31 December 2001 Baht Million
Trade accounts receivable:				
Third parties	6,281	6,090	3,828	4,116
Related parties (Note 16)	74	68	2,217	771
Accrued income	2,819	2,913	2,546	2,653
Total trade accounts receivable	9,174	9,071	8,591	7,540
Less Allowance for doubtful accounts	(2,415)	(1,397)	(1,529)	(890)
Total trade accounts receivable, net	6,759	7,674	7,062	6,650

Outstanding trade accounts receivable from third parties can be aged as follows:

	Consolidated		Company	
	30 September 2002 Baht Million	31 December 2001 Baht Million	30 September 2002 Baht Million	31 December 2001 Baht Million
Current - 3 months	7,366	7,694	5,472	6,100
Overdue 3 - 6 months	1,253	745	736	530
Overdue 6 - 12 months	448	260	141	104
Overdue over 12 months	33	304	25	35
Total	9,100	9,003	6,374	6,769
Less Allowance for doubtful accounts of third parties	(2,415)	(1,397)	(1,529)	(890)
Total trade accounts receivable-third parties, net	6,685	7,606	4,845	5,879

The directors are of the opinion that allowance for doubtful debts of the Group and bank guarantees received from dealers are sufficient to cover the bad debt risk.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

8 Investments in subsidiaries, net

Movements in investment in subsidiaries for the nine-month period ended 30 September comprise:

	Company 30 September 2002 Baht Million
Transactions during the nine-month period ended 30 September 2002	
Opening net book amount	25,958
Advance payment for additional shares in a subsidiary	3,000
Dividend income from a subsidiary	(3,000)
Allowance for impairment of investment in a subsidiary	(259)
Disposal of investment in a subsidiary (note 15)	(231)
Share of net profit of investments - equity method	777
Closing net book amount	26,245

During the third quarter of 2002, the Company paid for additional 300 million shares in Digital Phone Company Limited, a subsidiary, totalling Baht 3,000 million. The subsidiary registered the increase in its share capital of Baht 3,000 million with the Ministry of Commerce on 1 October 2002. The Company will have 98.55% ownership in the subsidiary upon the completion of the transaction.

On 16 September 2002, the Company sold 34,999,994 ordinary shares in Advanced Paging Company Limited, its subsidiary, to a third party. The 34,999,994 shares represent 99.99% ownership in the subsidiary. The investment was sold at Baht 255.78 million, with gain on sale of the investment of Baht 25.06 million, which has been recognized in income statement during this quarter. As a result of this disposal, Advanced Paging Company Limited was no longer considered a subsidiary.

On 29 August 2002, Shin Digital Company Limited, a subsidiary, has registered with the Ministry of Commerce to change its name from "Shin Digital Company Limited" to "Advanced Contact Center Company Limited". The subsidiary is principally engaged in Call Center business.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

8 Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows :

Company - 30 September 2002 / 31 December 2001

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Baht Million)	Investment portion (%)	Cost (Baht Million)	Accumulated share of profit (loss) in subsidiaries (Baht Million)		Equity (Baht Million)		Dividend (Baht Million)	
							30 September 2002	31 December 2001	30 September 2002	31 December 2001	30 September 2002	31 December 2001
Curtain Property Co., Ltd (Formerly "Advanced Paging Co., Ltd.")	Service provider of digital paging system network, trading of pagers and providing pagers for rent	Thailand	Shareholder	350	99.99	1,703	(178)*	(183)	790*	785	-	(280)
Advanced Wireless Marketing Co., Ltd.	Importer and distributor of cellular phones, related accessories and cellular phone rental service provider	Thailand	Shareholder	240	99.99	600	8,198	4,777	5,798	5,377	(3,000)	-
Advanced Datanetwork Communications Co., Ltd. (formerly "Shinawatra Datacom Co., Ltd.")	Service provider of voice/data communications via telephone line	Thailand	Shareholder	458	67.95	421	(82)	(79)	339	342	-	-
Datanetwork Solutions Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1	49.00	8	8	7	16	15	-	-
Advanced Contact Center Co., Ltd. (formerly "Shin Digital Co., Ltd.")	Service provider of call center	Thailand	Shareholder	272	99.99	811	(810)	(808)	1	3	-	-
Digital Phone Co., Ltd.	Importer and distributor of cellular phones, service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	11,622	98.17	23,300	(3,209)	(564)	20,091	19,736	-	-
						26,843	3,927	3,150	27,035	26,258	(3,000)	(280)
	Less Allowance for impairment of investment in a subsidiary sold					-	-	-	(559)	(300)	-	-
	Less Disposal of investment in a subsidiary					(1,703)	178	-	(231)	-	-	-
	Total investments in subsidiaries					25,140	4,105	3,150	26,245	25,958	(3,000)	(280)

* Amounts were accumulated upto 16 September 2002

9 Capital expenditure and commitments

	Consolidated (Baht Million)				
	Property and equipment	Property and equipment under concession agreements	Concession right	Goodwill and other assets	Total
Transaction during the nine-month period ended 30 September 2002					
Opening net book value	4,792	57,775	5,325	14,579	82,471
Additions	3,866	20,388	-	194	24,448
Disposals, net	(148)	-	-	(25)	(173)
Depreciation / amortisation charges	(1,165)	(6,298)	(341)	(947)	(8,751)
Impairment loss for investment in subsidiary	-	-	-	(259)	(259)
Closing net book value	7,345	71,865	4,984	13,542	97,736
At 30 September 2002					
Cost	11,700	106,483	6,993	15,408	140,584
Less Accumulated depreciation / amortisation	(4,355)	(30,648)	(2,009)	(1,866)	(38,878)
Allowance for asset impairment	-	(3,970)	-	-	(3,970)
Net book value	7,345	71,865	4,984	13,542	97,736

Additions include Baht 361 million (2001: Baht 12 million) assets leased under finance leases (where the Group is the lessee).

	Company (Baht Million)			
	Property and equipment	Property and equipment under concession agreements	Other assets	Total
Transaction during the nine-month period ended 30 September 2002				
Opening net book value	4,370	48,710	458	53,538
Additions	3,703	17,501	150	21,354
Write-offs, net	(16)	-	-	(16)
Disposals, net	(11)	-	-	(11)
Depreciation / amortisation charges	(1,053)	(5,414)	(27)	(6,494)
Closing net book value	6,993	60,797	581	68,371
At 30 September 2002				
Cost	10,837	92,568	728	104,133
Less Accumulated depreciation / amortisation	(3,844)	(27,801)	(147)	(31,792)
Allowance for asset impairment	-	(3,970)	-	(3,970)
Net book value	6,993	60,797	581	68,371

Additions include Baht 360 million (2001: Baht 10 million) assets leased under finance leases (where the Company is the lessee).

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

9 Capital expenditure and commitments (continued)

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated	
	30 September 2002 Currency Million	31 December 2001 Currency Million
Construction and installation of mobile phone networks		
Thai Baht	8,246	5,615
US Dollars	140	110
Japanese Yen	2,772	2,025
Euro	28	56
Krone Norway	-	16
Swedish Kroners	16	-
Pound Sterling	2	-
Property and equipment		
Thai Baht	31	14

	Company	
	30 September 2002 Currency Million	31 December 2001 Currency Million
Construction and installation of mobile phone networks		
Thai Baht	7,605	5,209
US Dollars	120	97
Japanese Yen	2,772	2,025
Euro	21	39
Krone Norway	-	16
Swedish Kroners	16	-
Pound Sterling	2	-
Property and equipment		
Thai Baht	31	12

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

10 Borrowings

	Consolidated		Company	
	30 September 2002 Baht Million	31 December 2001 Baht Million	30 September 2002 Baht Million	31 December 2001 Baht Million
Current	12,885	12,723	11,484	11,794
Non-current	36,962	33,918	32,638	29,410
Total borrowings	49,847	46,641	44,122	41,204

The movements in the above borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the nine-month period ended 30 September 2002		
Opening net book value	46,641	41,204
Additions	11,314	10,352
Repayments of borrowings	(8,088)	(7,434)
Loss on exchange rate	(20)	-
Closing net book value	49,847	44,122

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The carrying amounts and fair values of long-term debentures are as follows:

	Consolidated		Company	
	30 September 2002		30 September 2002	
	Carrying amounts Baht Million	Fair values Baht Million	Carrying amounts Baht Million	Fair values Baht Million
Long-term debentures	39,500	41,453	39,500	41,453

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Dealing Center at the close of the business on the balance sheet date.

11 Financial instruments

Fair values

The net fair values of the derivative financial instruments at 30 September 2002 are:

	Consolidated Baht Million	Company Baht Million
Favourable forward foreign exchange contracts	13	13
Unfavourable forward foreign exchange contracts	(15)	(15)
Net	(2)	(2)

The fair values of forward foreign exchange contracts have been calculated using a quoted market price rate to terminate the contracts at the balance sheet date.

12 Deposits from customers

At the Board of Directors' meeting on 28 February 2002, the Board approved to refund to customers the deposits from mobile phone customers. Management plans to fully refund the deposits by 31 December 2002.

13 Share capital and premium

	Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
For the nine-month period ended 30 September 2002				
Issued and paid-up share capital				
Beginning balance	2,935	2,935	20,004	22,939
Issue of shares	-	-	-	-
Closing balance	2,935	2,935	20,004	22,939

As at 30 September 2002, the total authorised number of ordinary shares is 2,935 million shares (31 December 2001: 2,935 million shares) with a par value of Baht 1 per share (31 December 2001: Baht 1 per share). All issued shares are fully paid.

On 27 March 2002, the Company granted its warrants of 14 million units at Baht nil per unit. The exercise price is set at Baht 48 per unit, which is the share closing price as of 26 March 2002. There has been no movement from the date the warrants were granted to 30 September 2002.

On 27 March 2002, Shin Corporation Public Company Limited, a major shareholder, granted its warrants to the Company's director of 3.2 million units at Baht nil per unit. The exercise price is set at Baht 17.80 per unit, which is Shin Corporation's share closing price as of 26 March 2002. There has been no movement from the date the warrants were granted to 30 September 2002.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

14 Cash flows from operating activities

Reconciliation of net income to cash flows from operating activities for the nine-month periods ended 30 September 2002 and 2001:

	Consolidated		Company	
	30 September 2002 Baht Million	30 September 2001 Baht Million	30 September 2002 Baht Million	30 September 2001 Baht Million
Cash flows from operating activities:				
Net income for the period	7,663	5,690	7,663	5,690
Adjusted by:				
Depreciation charge	1,165	703	1,053	628
Amortisation of property and equipment under concession agreements	6,298	4,763	5,414	4,403
Impairment loss on assets	-	570	-	570
Amortisation of deferred charges	58	84	27	24
Doubtful accounts and bad debts	3,547	1,296	2,357	1,173
Allowance for obsolete inventories and diminution in value of finished goods	(19)	19	-	-
Amortisation of forward and swap premiums (discount)	100	(270)	13	(225)
Amortisation of concession right	341	-	-	-
Loss on disposal of fixed assets	38	-	21	-
Loss on write-off fixed assets	-	70	-	67
Written-off intangible assets	9	-	-	-
Unrealised loss / (gain) on foreign exchange rate	26	79	31	21
Amortisation of goodwill	889	276	-	-
Allowance for impairment loss on goodwill of investment in a subsidiary	259	-	-	-
Amortisation of bond issuing cost	32	21	32	21
Allowance for impairment loss for investment in a subsidiary	-	-	259	-
(Gain) on disposal of investment in subsidiary	(25)	-	(25)	-
Share of net profit in subsidiaries	-	-	(777)	(1,245)
Share of net profit from subsidiaries to minority interests	(28)	(18)	-	-
Net income before changes in operating assets and liabilities	20,353	13,283	16,068	11,127
Changes in operating assets and liabilities				
- trade accounts receivable	(2,549)	(2,542)	(2,760)	(2,778)
- amounts due from and loan to related parties	-	1	(6)	(107)
- forward and swap contracts receivable	6	157	32	108
- inventories	(784)	(875)	-	-
- sparepart inventories for mobile network maintenance	(331)	-	(304)	-
- advances to suppliers	(2,537)	(3,146)	(2,535)	(3,146)
- other current assets	(611)	(30)	(488)	(124)
- other assets	(194)	(116)	(151)	(78)
- trade accounts payable	(1,699)	(473)	(50)	463
- amounts due to and loan from related parties	127	26	(232)	360
- accrued concession fee	7,264	5,759	6,805	6,213
- deposits from customers	(2,461)	(1,175)	(2,889)	(1,213)
- other current liabilities	152	(202)	(235)	100
Cash flows from operating activities	16,736	10,667	13,255	10,925

15 Disposal of subsidiary

At 16 September 2002, the Company disposed a subsidiary, Advance Paging Company Limited. The fair value of assets and liabilities of the subsidiary were as follows:

	Baht Million
Cash and cash equivalents	210
Other current assets	14
Equipment, net	11
Other assets	15
Trade accounts payable	(1)
Deposits from customers	(4)
Other current liabilities	(14)
Net assets of the investment sold	231
Less Proceed from sale of investment	(236)
Account receivable from sale of investment	(20)
Gain on disposal	(25)
Proceed from sale of investment	236
Less Cash and cash equivalents in subsidiary sold	(210)
Net cash inflow from sale of investment	26

16 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 43.06 % of the share capital of the Company. Singapore Strategic Investments Pte Ltd. is a shareholder holding 19.35 % of the share capital of the Company.

The principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies which Shinawatra family are the principal shareholders or directors are recognised as related party to the Company.

During the year, the Group has entered into a number of transactions with related parties. The terms of such transactions are negotiated on an arm's lengths market value basis in the ordinary course of business and according to normal trade conditions. The Group uses external appraisers to evaluate property rental rate in the case that market rate is not available.

The Group has transactions with related parties for the three-month and nine-month periods ended 30 September 2002 and 2001 as follows:

a) Sales of goods and services

For the three-month period ended	Consolidated		Company	
	30 September 2002 Baht Million	30 September 2001 Baht Million	30 September 2002 Baht Million	30 September 2001 Baht Million
Service income				
Subsidiaries	-	-	165	66
Shin Corporation and its related parties	23	130	2	105
Related party of Singapore Strategic Investments Pte Ltd.	37	37	37	37
Total service income	60	167	204	208
Sales of prepaid cards				
Subsidiaries	-	-	5,287	1,527

16 Related party transactions (continued)

a) Sales of goods and services (continued)

For the nine-month period ended	Consolidated 30 September 2002 Baht Million	Consolidated 30 September 2001 Baht Million	Company 30 September 2002 Baht Million	Company 30 September 2001 Baht Million
Service income				
Subsidiaries	-	-	864	131
Shin Corporation and its related parties	73	479	6	420
Related party of Singapore Strategic Investments Pte Ltd.	117	117	117	117
Total service income	190	596	987	668
Sales of prepaid cards				
Subsidiaries	-	-	12,375	3,401

b) Purchases of services

For the three-month period ended	Consolidated 30 September 2002 Baht Million	Consolidated 30 September 2001 Baht Million	Company 30 September 2002 Baht Million	Company 30 September 2001 Baht Million
Rental and other service expenses				
Subsidiaries	-	-	90	153
Shin Corporation and its related parties	206	162	173	138
Related party of Singapore Strategic Investments Pte Ltd.	10	3	10	3
Total rental and other service expenses	216	165	273	294
Advertising and promotion expenses				
Subsidiary	-	-	498	-
Shin Corporation and its related parties	524	410	431	261
Total advertising expenses	524	410	929	261
Consulting and management fees				
Shin Corporation and its related parties	73	39	62	39
Total consulting and management fees	73	39	62	39

For the nine-month period ended	Consolidated 30 September 2002 Baht Million	Consolidated 30 September 2001 Baht Million	Company 30 September 2002 Baht Million	Company 30 September 2001 Baht Million
Rental and other service expenses				
Subsidiaries	-	-	267	129
Shin Corporation and its related parties	612	510	517	431
Related party of Singapore Strategic Investments Pte Ltd.	16	22	16	22
Total rental and other service expenses	628	532	800	582
Advertising and promotion expenses				
Subsidiary	-	-	873	643
Shin Corporation and its related parties	1,501	1,147	1,260	360
Total advertising expenses	1,501	1,147	2,133	1,003
Consulting and management fees				
Shin Corporation and its related parties	227	108	202	108
Total consulting and management fees	227	108	202	108

16 Related party transactions (continued)

b) Purchases of services (continued)

For the three-month period ended	Consolidated		Company	
	30 September 2002 Baht Million	30 September 2001 Baht Million	30 September 2002 Baht Million	30 September 2001 Baht Million
Interest expenses				
Subsidiaries	-	-	1	2
Shin Corporation and its related parties	-	7	-	7
Directors of related parties	1	-	1	-
Total interest expenses	1	7	2	9

For the nine-month period ended	Consolidated		Company	
	30 September 2002 Baht Million	30 September 2001 Baht Million	30 September 2002 Baht Million	30 September 2001 Baht Million
Interest expenses				
Subsidiaries	-	-	7	2
Shin Corporation and its related parties	-	19	-	19
Major shareholder of Shin Corporation	4	-	4	-
Directors of related parties	2	-	2	-
Total interest expenses	6	19	13	21

For the nine-month period ended	Consolidated		Company	
	30 September 2002 Baht Million	30 September 2001 Baht Million	30 September 2002 Baht Million	30 September 2001 Baht Million
Dividend paid				
Shin Corporation	505	437	505	437
Singapore Strategic Investments Pte Ltd.	227	181	227	181
Total dividend payable	732	618	732	618

c) Purchases of property, equipment, computer software, and cost of mobile phone network

For the three-month period ended	Consolidated		Company	
	30 September 2002 Baht Million	30 September 2001 Baht Million	30 September 2002 Baht Million	30 September 2001 Baht Million
Subsidiaries	-	-	9	6
Shin Corporation and its related parties	53	25	53	25
	53	25	62	31

For the nine-month period ended	Consolidated		Company	
	30 September 2002 Baht Million	30 September 2001 Baht Million	30 September 2002 Baht Million	30 September 2001 Baht Million
Subsidiaries	-	-	11	16
Shin Corporation and its related parties	87	94	87	94
	87	94	98	110

16 Related party transactions (continued)

d) **Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties**

	Consolidated		Company	
	30 September 2002 Baht Million	31 December 2001 Baht Million	30 September 2002 Baht Million	31 December 2001 Baht Million
Trade accounts receivable				
Subsidiaries	-	-	2,155	717
Shin Corporation and its related parties	12	14	-	-
Related party of Singapore Strategic Investments Pte Ltd.	62	54	62	54
Total trade accounts receivable	74	68	2,217	771

	Consolidated		Company	
	30 September 2002 Baht Million	31 December 2001 Baht Million	30 September 2002 Baht Million	31 December 2001 Baht Million
Amounts due form and loan to related parities				
Amounts due from related parties				
Subsidiaries	-	-	37	31
Shin Corporation and its related parties	3	1	-	-
Total amounts due from related parties	3	1	37	31
Short-term loan to a subsidiary				
Subsidiary	-	-	28	-
Total loans to a subsidiary	-	-	28	-

Short-term loan to a subsidiary represents a promissory note, bearing interest at the rate of 2.1% per annum. The repayment is at call.

	Consolidated		Company	
	30 September 2002 Baht Million	31 December 2001 Baht Million	30 September 2002 Baht Million	31 December 2001 Baht Million
Trade accounts payable				
Subsidiaries	-	-	19	9
Shin Corporation and its related parties	48	56	47	23
Related party of Singapore Strategic Investments Pte Ltd.	7	5	7	5
Total trade accounts payable	55	61	73	37

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

16 Related party transactions (continued)

d) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties (continued)

	Consolidated		Company	
	30 September 2002 Baht Million	31 December 2001 Baht Million	30 September 2002 Baht Million	31 December 2001 Baht Million
Amounts due to and loans from related parties				
Amounts due to related parties				
Subsidiaries	-	-	158	584
Shin Corporation and its related parties	445	306	373	168
Related party of Singapore Strategic Investments Pte Ltd.	17	28	17	28
Total amounts due to related parties	462	334	548	780
Loans from a related party				
Subsidiary	-	-	1,000	1,200
Total loans from related party	-	-	1,000	1,200

Short-term loan from a subsidiary represents promissory notes, bearing interest at the rate of 2% per annum (2001 : 2.5% per annum). The repayment is at call.

	Consolidated		Company	
	30 September 2002 Baht Million	31 December 2001 Baht Million	30 September 2002 Baht Million	31 December 2001 Baht Million
Deposits from customers, net				
Subsidiary	-	-	-	549
Shin Corporation	-	63	-	63
Total deposits from customers, net	-	63	-	612
Long-term debentures				
Major shareholder of Shin Corporation	10	280	10	280
Directors of the Company and its related parties	36	45	36	45
Total long-term debentures	46	325	46	325

e) Commitments with related parties

Significant commitments with related parties are as follows:

The Group has entered into lease and related service agreements for office spaces, cars, and base stations for periods ranging from 1 month to 13 years with options to renew. At 30 September 2002, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Baht Million	Company Baht Million
Payment due - within 1 year	161	142
- within 2 to 5 years	265	259
- over 5 years	291	291

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

e) **Commitments with related parties** (continued)

The Company has entered into agreements with a subsidiary of a major shareholder under which the related party provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 54.76 million within year 2002.

The Company has entered into agreements with a related party under which the related party provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 14 million per month, and plus the rate per event as prescribed in the agreements.

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 1 million per month.

f) **Warrants granted to directors** (see note 13)

g) **Special reward program**

During the second quarter of 2002, Advanced Datanetwork Communications Company Limited, a subsidiary, had granted the rights to receive special reward ("Special Reward Program") to the eligible directors and employees of the subsidiary. The program will be granted the rights once a year for 5 consecutive years. The rights will be exercised after the first year but within 5 years after grant date. Calculation of Special Reward Program shall be based on the improvement of the subsidiary's operational performance on the exercised date comparing with that of the grant date of the subsidiary. However, such program will not exceed each person's budget. The first grant of Special Reward Program to directors of the subsidiary is 3.41 million units. There has been no movement from the date the rights were granted to 30 September 2002.

17 Commitments with third parties

The Company has entered into service agreements for maintenance hardware and software mobile phone networks as follows:

	Consolidated Million	Company Million
Thai Baht	1	1
Euro	1	1

The Group has commitments under letters of credit with overseas suppliers amounting to approximately Baht 161 million on a consolidated basis and Baht 34 million on a company basis.

The Group has entered into lease and related service agreements for office spaces, cars, and base stations for periods ranging from 1 month to 8 years with options to renew. At 30 September 2002, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Baht Million	Company Baht Million
Payment due - within 1 year	638	521
- within 2 to 5 years	588	457
- over 5 years	2	1

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

18 Contingencies

At 30 September 2002, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 1,793 million on a consolidated basis and Baht 1,644 million on a company basis.

As mentioned in note 8 that the Company sold its investment in Advanced Paging Company Limited, a subsidiary, the Company is obligated under the sale agreement to:

- have full responsibility for 2 years after the date of this agreement, 16 September 2002, for any and all debts and liabilities suffered, sustained or incurred by the subsidiary which are outstanding at and incurred prior to the date of this agreement including without limitation (except all debts as specified in the agreement at the amount of Baht 20.43 million).

- indemnify the Purchasers of the subsidiary against all loss and damages sustained by the Purchaser arising from non-performance or default of any kind by the subsidiary under the Concession agreement.

- with in three years from the date of the agreement, indemnify the Purchasers from and against and thus will pay to the Purchasers the amounts of any taxation, relevant cost and penalty of the subsidiary occurred prior and upto the date of the agreement.

19 Post balance sheet event

On 21 October 2002, The Company issued 5.0 million units of Baht 1,000 each of unsubordinated, unsecured and amortised debentures, amounting to Baht 5,000 million. Such debentures bear interest at a fixed rate of 3.65% per annum throughout the debentures terms, payable on a semi-annual basis commencing from the issue date. The debentures will be redeemed in 5 equal installments, commencing on 21 October 2005 until 21 October 2007.

20 Presentation of comparative information

The comparative figures have been amended to conform with reclassification in the financial statements for the current period.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

MANAGEMENT DISCUSSION AND ANALYSIS

1 OPERATION HIGHLIGHTS

EARNINGS RECOVERY FROM LAST QUARTER

Net income of the Company and its subsidiaries was Baht 2,929 million for the third quarter, a growth of 91.9% when compared with last quarter. The substantial improvement was due to the significantly lower provision for doubtful accounts and bad debt as well as extraordinary expenses. When compared with the same quarter of the prior year, net income of the Company and its subsidiaries increased 165.2%, primarily due to the substantial growth of the subscriber base.

DIVESTMENT IN SUBSIDIARY

In June, 2002 the company's subsidiary, Advance Paging Co., Ltd. (APG), returned the concession to TOT and in September, the Company realized, under equity method, Baht 25 million gain from divestment of APG.

2 ANALYSIS OF OPERATION RESULTS

2.1 CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH ENDED 30 SEPTEMBER 2002 (3Q02) COMPARED WITH THE THREE-MONTH ENDED 30 JUNE 2002 (2Q02)

The primary source of revenue of the Company and subsidiaries comprises of revenue from service and equipment rental and revenue from sales, deriving mainly from the Company's mobile phone business, data communication service business, and call center business.

Revenue from service and equipment rental

In 3Q02, revenue from service and equipment rental grew to Baht 15,024 million, an increase of Baht 678 million or 4.7% from 2Q02. The substantial growth of the subscriber base, especially pre-paid service users, sufficient to offset the effect of a decline in the average revenue per user (ARPU).

The Company's mobile phone subscriber base grew from 7,836,710 subscribers in 2Q02 to 9,752,000 subscribers in 3Q02. The main factor was the high growth in the pre-paid phone service under the "One-2-Call!" brand, given the lower handset price, marketing and promotion activities. Subscribers of the prepaid service increased from 5,023,500 subscribers in 2Q02 to 7,040,200 subscribers in 3Q02.

ARPU of GSM Advance and One-2-Call!, the main products of the Company, were Baht 1,131 and Baht 314 in 3Q02, down 5.8% and 11.5% from 2Q02. The declines were primarily due to continuing competitive promotion campaign, as well as due to the Company's larger and wider subscriber base.

Revenue from sales

Revenue from sales was Baht 4,537 million in 3Q02, a slight decline when compared with last quarter. Despite of the unlocking IMEI which resulting in lower handset selling price, the sale revenue remains stable. This is due to drastic increase in sales volume compensating the lower handset price.

Cost of service and equipment rental

Cost of service and equipment rental was Baht 7,498 million in 3Q02, increased Baht 203 million or 2.8% from 2Q02, due to the higher amortization costs of the mobile phone network which was in-line with the continual expansion of the network.

Cost of sales

The intense competition in the mobile phone market affected the subsidiary company's sale and cost of sales, which increased 3.7% from Baht 3,237 million in 2Q02 to Baht 3,357 million in 3Q02.

Selling and administration expenses

The Company and subsidiaries' selling and administration expenses, excluding impact from foreign exchange, increased 3.6% from Baht 3,829 million in 2Q02 to Baht 3,968 million in 3Q02. This increase was primarily due to:

- Additional staff incentive of Baht 160 million was accrued in-line with expected corporate performance.
- NMT migration expense of Baht 528 million.
- Loss from unwinding forward contract increased by Baht 106 million.
- Decline in provision for doubtful accounts by Baht 886 million from previous quarter.

Operating profit

Operating profit, excluding gain or loss from foreign exchange, was Baht 4,738 million in 3Q02, an increase of 4.7% from Baht 4,524 million in 2Q02. However, if exclude extraordinary expenses of 1) NMT migration campaign totaling of Baht 528 million, and 2)

Accelerated amortization of the NMT network in both 3Q02 and 2Q02 in the amount of Baht 161 million per quarter, the normalized operating profit of the Company in 3Q02 would be Baht 5,427 million, an increase of 15.6% from Baht 4,694 million in 2Q02.

Gain (Loss) on Foreign Exchanges

The Company and subsidiaries reported Baht 248 million in foreign exchange gain in 3Q02, as the Company's foreign currency deposit benefited from the depreciation of Baht in this quarter.

Corporate income tax

In 3Q02, the corporate income was Baht 1,515 million, Baht 287 million lower than previous quarter. This is due to loss on sale of investment in subsidiary "APG" of Baht 1,447 million, under the cost method, with the original cost of investment of Baht 1,703 million at selling price of Baht 256 million.

2.2 CONSOLIDATED FINANCIAL STATEMENT FOR THE THREE-MONTH ENDED 30 SEPTEMBER 2002 COMPARED WITH THE THREE-MONTH ENDED 30 SEPTEMBER 2001.

Revenue from service and equipment rental

In the third of quarter of this year revenue from service and equipment was 15,024 million, increase by Baht 4,429 million, or 41.8%, compared with the same quarter prior year, as a result of dramatic growth in the subscriber base. Prepaid subscribers grew from 1,438,300 subscribers at the end of third quarter prior year, to 7,040,200 subscribers as of the end of this quarter.

Revenue from sales

Income from sales was Baht 4,537 million in 3Q02, 0.2% lower compared to the same quarter prior year. Despite of the unlocking IMEI which resulting in lower handset selling price, the sale revenue remains stable. This is due to drastic increase in sales volume to compensate the lower handset price.

Cost of service & rentals

In 3Q02, cost of service & rentals of the Company and subsidiaries was Baht 7,498 million, increased by Baht 1,532 million or 25.7% compared to the same quarter prior year. The increase was a result of the increase in mobile phone network amortization as well as increase in revenue sharing with TOT Corporation Plc. in relation with the increase in service revenue.

Cost of sales

Cost of sales decreased from Baht 3,416 million in 3Q01 to Baht 3,357 million or 1.7% in 3Q02.

Selling and administration expenses

The Company and subsidiaries' selling and administration expenses, excluded gain or loss on exchange rate, increased from Baht 2,551 million in the 3Q01 to Baht 3,968 million in this quarter, or 55.5%. This increase was primarily came from followings:

- Additional staff incentive of Baht 110 million was accrued in-line with expected corporate performance.
- NMT migration expense of Baht 528 million.
- Other marketing expenses increased by Baht 140 million.
- Loss from unwinding forward contract increased by Baht 126 million.
- Provision for doubtful accounts increased by Baht 209 million.
- Collecting expenses increased by Baht 100 million.

Interest expense

Interest expense rose from Baht 412 million in 3Q01 to Baht 796 million in this quarter, as a result of the Company additional debenture issuances to finance its network expansion.

Net profit

Consequently, the Company and its subsidiaries have net profit of Baht 2,929 million in this quarter increased by Baht 1,825 million from 3Q01, or 165.31%.

3 ANALYSIS OF FINANCIAL POSITION

3.1 ANALYSIS OF ASSETS

Cash on Hand and at Banks and Short-Term Investments

At the end of the year 2001, the Company's cash on hand and at banks was Baht 15,284 million, and short-term investments was Baht 88 million (after reclassification). While at 30 September 2002, the amount of cash on hand and at banks was Baht 8,550 million, and

short-term investments were Baht 63 million. The decrease was primarily due to the Company's continuing network investments.

Trade Accounts Receivable - Net

Net trade accounts receivable decreased from Baht 7,674 million in 2001 to Baht 6,759 million at the end of September 2002 as a result of higher proportion of prepaid revenues. Trade A/R turnover stood at 9.03 times in 2001, or an average debt collection period of 40 days, when compared with the trade A/R turnover of 11.91 times and the average debt collection period of 30 days in 2002. Besides, the Company has revised the service suspension criteria according to customer segments while the fraud control is more stringent. An intelligent database system is employed to enhance customer segmentation and asset management. For instance, a payment overdue warning is sent out to the customer who fails to make payment by the due date prior to the disconnection.

Net Inventories

Net inventories increased from Baht 2,238 at the end of the year 2001, went up to Baht 3,041 million at the end of September 2002. This rise reflects the continued growth in the sale of mobile handsets.

Advance Payment to Suppliers

Advance payment to suppliers for mobile phone network equipments increased from Baht 3,169 million at the end of the year 2001 to Baht 5,706 million at the end of September 2002. The Company has entered into negotiation with selected suppliers for advance payment to receive a cash discount and manage foreign exchange risks. The Company has entered into network equipment purchasing contracts with well-known, long-established relationship and financially sound suppliers under advance payment term.

The Cost of Mobile Phone and Pager Networks and the Cost of Tools and Equipment for the Operation of Data Net Under the Joint Venture Agreement – Net

The net cost of mobile phone and pager networks and cost of tools and equipment for the operation of DataNet, under the joint venture agreement, rose from Baht 57,775 million at the end of the year 2001 to Baht 71,865 million at the end of September 2002. This is due to the Company's network expansion of the digital GSM system in Bangkok and the provinces.

3.2 ANALYSIS OF LIABILITIES

Trade Accounts Payable

Trade accounts payable, at the end of 2001, stood at Baht 10,701 million, or an average debt repayment period of 131 days. At the end of September 2002, trade accounts payable dropped to Baht 7,713 million, or an average debt repayment period of 103 days. The shorter debt repayment period, achieved by the advance payments to the suppliers for cash discount entitlement, has resulted in the decrease in trade A/P even though the network expansion continued.

Long-term Debentures and Long-term Loans

The Company recorded long-term debentures and long-term loans totaling Baht 41,184 million. During first nine months of year 2002 the Company issued debentures amounting to Baht 9,960 million and repaid long-term debentures worth Baht 6,357 million. With additional long-term loans and repaid long-term debts amounting Baht 1,300 million and Baht 726 million, respectively, the long-term debentures and loans increased to Baht 45,376 million in 3Q02. The portion of long-term debentures, maturing within 1 year, amounted to Baht 6,972 million, while the portion of long-term loans, due within 1 year, amounted to Baht 1,442 million.

Accrued Concession Fee

Accrued concession fee, as of the end of September 2002, was Baht 13,327 million, increasing from Baht 6,064 million at the end of 2001. An increase in total service revenue led to annual revenue sharing increase. Normally, the Company pays a minimal amount as set by the TOT in the concession agreements. The payment is made in 4 equal installments in January, April, July and October each year. The remaining payment beyond the minimum will be paid in November of that year.

3.3 ANALYSIS OF LIQUIDITY

As part of the network coverage expansion as well as adding capacity, the Company continued to invest to cater high-quality service to its customers. As a result of strong subscriber growth, the Company's net cash flow from operating activities, during the first 9 months of this year was Baht 16,736 million. With 1) Baht 9,960 million proceeds from long-term debentures, 2) Baht 1,320 million from increase from financial leases and short-term loans drawdown, 3) Baht 8,089 million short-term & long-term debt repayments, 4) Baht 1,151 million payments of dividend, net cash receipts from financing activities stood at Baht 2,040 million. The net cash payments to investing activities were Baht 25,514 million. As a result, the net cash decreased by Baht 6,734 million.